 Exhibit (h)(3)(C)

AMENDED AND RESTATED
EXPENSE LIMITATION AGREEMENT

This Amended and Restated Expense Limitation Agreement (“Agreement”), dated November 10, 2017, is made and entered into by and between Centre Funds, a Delaware statutory trust (the “Trust”), on behalf of its series, Centre Active U.S. Treasury Fund (the “Fund”), and Centre Asset Management, LLC (the “Adviser”).

WHEREAS, the Adviser has been appointed the investment adviser to the Fund pursuant to an Investment Advisory Agreement between the Trust, on behalf of the Fund, and the Adviser (the “Advisory Agreement”); and

WHEREAS, the Trust, on behalf of the Fund, and the Adviser entered into an agreement dated November 4, 2013, pursuant to which certain operating expenses of the Fund were limited in accordance with the terms set forth therein; and

WHEREAS, the Trust, on behalf of the Fund, and the Adviser desire to amend and restate such agreement.

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. EXPENSE LIMITATION.

(a) Applicable Expense Limit. To the extent that the total operating expenses of the Fund (including (but not limited to) investment advisory fees of the Adviser, but excluding, as applicable, any front-end or contingent deferred sales loads, taxes, leverage interest, distribution/service (Rule 12b-1) fees, shareholder services fees, brokerage commissions, acquired fund fees and expenses (except that, if an acquired fund is an underlying fund managed by the Adviser and such acquired fund is not subject to an effective expense limitation or fee waiver agreement at any time during the term of this Agreement, then, for that time, the operating expenses of each class of shares of the Fund shall not exclude the amount of advisory fees included in such acquired fund’s fees and expenses to which the Fund would otherwise be subject), expenses incurred in connection with any merger or reorganization, and extraordinary expenses (such as litigation and other expenses not incurred in the ordinary course of the Fund’s business)) incurred by the Fund in any fiscal year (“Fund Operating Expenses”) exceed the “Maximum Operating Expense Limit,” as defined in Section 1(b) below, such excess amount (the “Excess Amount”) shall be the liability of the Adviser.

(b) Operating Expense Limit. The maximum Operating Expense Limit in any year shall be the amount of the “Maximum Operating Expense Limit” applicable to each such class of shares as set forth across from the name of each respective class of the Fund on the attached Schedule A.

(c) Method of Computation. To determine the Adviser’s liability with respect to the Excess Amount, each month the Operating Expenses for the Fund shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses for any month exceeds the Operating Expense Limit of the Fund, the Adviser shall first waive or reduce its investment advisory fee for such month by an amount sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Operating Expense Limit. If the amount of the waived or reduced investment advisory fee for any such month is insufficient to pay the Excess Amount, the Adviser may also remit to the Fund an amount that, together with the waived or reduced investment advisory fee, is sufficient to pay such Excess Amount.

(d) Year-End Adjustment. If necessary, on or before the last day of the first month of a fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the investment advisory fees waived or reduced and other payments remitted by the Adviser with respect to the previous fiscal year shall equal the Excess Amount.

(e) Recapture. If the Adviser so requests, any Fund Operating Expenses waived or reimbursed by the Adviser pursuant to this Agreement, including organizational expenses, shall be repaid to the Adviser by the Fund in the first, second and third fiscal years following the fiscal year in which any such reimbursement or waiver occurs, provided that the total annual Fund Operating Expenses for the applicable following year, after giving effect to the repayment, do not exceed the expense limitation in effect at the time the waiver or reimbursement is made (or any lower expense limitation or limitations to which the parties may otherwise agree). Any such reimbursements by the Fund shall be reported to the Board of Trustees of the Trust (the “Board”).

4. TERM AND TERMINATION. This Agreement shall become effective on January 29, 2018 and shall continue in effect until October 31, 2019 (the “Initial Term”). Unless sooner terminated, this Agreement may continue from year to year after the Initial Term upon agreement by the parties. This Agreement may be terminated at any time, and without payment of any penalty, by the Board, on behalf of the Fund, upon 60 days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board. This Agreement will automatically terminate if the Advisory Agreement is terminated, with such termination effective upon the effective date of the Advisory Agreement's termination.

5. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

6. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

7. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

CENTRE FUNDS			CENTRE ASSET MANAGEMENT, LLC

By:	/s/ James A. Abate		By:	/s/ James A. Abate
	Name:	James A. Abate		Name:	James A. Abate
	Title:	President		Title:	Managing Director

SCHEDULE A

MAXIMUM OPERATING EXPENSE LIMIT

Fund Name and Class of Shares	Maximum Operating Expense Limit*
Centre Active U.S. Treasury Fund
Investor Shares	0.80%
Institutional Shares	0.60%

*	Annual rate, expressed as a percentage of the Fund’s average daily net assets.